Craft Capital Management, LLC

377 Oak St Lower Concourse

Garden City, NY 11530

March 22, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Massimo Group
Registration Statement on Form S-1
File No. 333-276095

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 4:30 p.m., Eastern time, on Tuesday, March 26, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated March 1, 2024 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as underwriter, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CRAFT CAPITAL MANAGEMENT, LLC

By:	/s/ Stephen Kiront
Stephen Kiront
Chief Operating Officer

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP